Exhibit 1.01

ZBB Energy Corporation
Conflict Minerals Report
For The Year Ended December 31, 2013

Section 1: Introduction and Company Overview

This is the Conflict Minerals Report of ZBB Energy Corporation (herein referred to as “ZBB”, the “Company”, “we”, “us”, or “our”) for calendar year 2013 (excepting Conflict Minerals that, prior to January 31, 2013, were located outside the supply chain) in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”).

ZBB serves the global need for reliable power in off-grid and grid-connected environments by designing and manufacturing innovative energy storage and power control technologies and provides specialty power electronics serving various markets that require demanding design and performance criteria, including the hybrid electric vehicle market.

Incorporated in the United States in 1998, the Company focused on advancing proprietary zinc bromide rechargeable electrical energy storage technologies, ultimately leading to the current generation ZBB EnerStore flow battery, utilizing the Company’s zinc bromide chemistry. In 2010, the Company accelerated its strategy to become a leading developer and manufacturer of modular, scalable and environmentally friendly power systems, leveraging its unique power electronics capabilities to provide the market with storage systems to serve a multitude of markets, applications and geographies. The ZBB EnerSection power and energy control center was the resultant product introduced as the enabling technology to ensure that in off-grid and grid-connected environments, all conventional and renewable generating assets are effectively prioritized and optimized to ensure loads are always served with the most cost effective power and energy. ZBB EnerSystems™, platforms combining energy storage and power electronics capabilities, are presently deployed in markets and applications around the world, ensuring power reliability, independence and security.

Certain of the components we source for our products, including solders, integrated circuits, PCBs, capacitors and connectors, include tin, tungsten, tantalum and/or gold (the “Conflict Minerals”). For this reason, ZBB is filing this Conflict Minerals Report pursuant to Rule 13p-1.

Section 2: Due diligence framework

In accordance with Rule 13p-1, we undertook due diligence efforts on the source and chain of custody of the Conflict Minerals in our products, as described in Form SD. We acknowledge the due diligence framework as set forth in the internationally recognized Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”) of the Organization for Economic Cooperation and Development (OECD) and we are designing and implementing our due diligence measures accordingly.

Section 3: Due diligence approach

ZBB’s due diligence efforts for 2013 included the following steps:

Step 1: Establish company management systems

Conflict Minerals Designee

We charged our Vice President of Production & Supply Chain, to direct the overall efforts of our Conflict Minerals compliance program. This officer is responsible for coordinating all of the ZBB’s relevant Conflict Mineral diligence activities and reports directly to certain members of our executive management team.

Supplier Engagement

ZBB has and continues to engage with our suppliers to promote education regarding Conflict Mineral reporting obligations and the tracing of their supply chain for the purpose of verifying the inclusion and source of Conflict Minerals in any components we purchase for inclusion in our products.

Step 2 and Step 3: Identify, assess and respond to risks in the supply chain

All Conflict Minerals included in our products are sourced as prefabricated component parts. ZBB does not directly source Conflict Minerals as raw material. As a result, we are only able to determine whether the Conflict Minerals included in our products originated in the Democratic Republic of the Congo or any adjoining country (the “Covered Countries”) or were from recycled or scrap sources through information provided to us by our suppliers. To identify, assess and respond to risks in the supply chain, we undertook the following measures:

•	We conducted a supply chain survey (the “Survey) of the relevant suppliers as described in Form SD.
•
We reviewed the responses received from our suppliers about the country of origin of the Conflict Minerals included in any components we purchase for inclusion in our products to assess their reliability.  We followed up with suppliers that failed to respond or provided incomplete responses to the Survey.

Step 4: Carry out independent third-party audit of smelter/refiner due diligence practices

We do not have any direct relationship with any smelter or refinery in our supply chain. Furthermore, we did not perform or direct audits of smelters and refiners in 2013. In our due diligence efforts we will consider relying on cross-industry initiatives such as those led by the Electronics Industry Citizenship Coalition (EICC) and the Global eSustainability Initiative (GeSI) such as the Conflict Free Smelter Initiative (CFSI) to conduct smelter and refiner due diligence, and will also explore other options.

Step 5: Report annually on supply chain due diligence

In accordance with OECD guidance and the SEC Final Rule, this report and the associated Form SD is publicly available at www.zbbenergy.com.

Section 4: Due diligence results

As a downstream consumer of Conflict Minerals, we rely on our suppliers to gather information about smelters and refiners that processed the Conflict Minerals in the specific products or components that the supplier provided to ZBB. Certain responses we received from suppliers did not provide us with sufficient information to be able to identify the processing facilities relating to the Conflict Minerals included in our products. Due to the incomplete nature of the data available from our supply chain, a direct result of the Conflict Mineral supply chain complexity and the limited number of certified conflict free smelters for all Conflict Minerals, we are unable to determine the precise origin of many of the Conflict Minerals included in our products.

Section 5: Continuous improvement efforts to mitigate risk

We intend to take the following steps to improve the number and quality of supplier responses in the near future and to mitigate any risk that the Conflict Minerals used in our products may benefit armed groups:

•	to strengthen engagement with our suppliers in order to obtain complete Survey responses about the origin of our Conflict Minerals and to commence to trace the supply chain;
•
to sensitize suppliers who provided unclear or incomplete responses or who did not respond altogether to the Survey by helping them understand the importance of this initiative to ZBB and to encourage their participation by providing them explanatory materials; and

•	to consider integrating our standard contractual terms with requirements regarding Conflict Minerals and responsible sourcing.

Section 6: Independent audit

Pursuant to Rule 13p-1, ZBB is not required to obtain an independent private sector audit of its due diligence process which is ongoing.